January 23, 2025

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	ACME AtronOmatic Inc.
Fifth Amended Offering Statement on Form 1-A
Filed January 14, 2025
File No. 024-12445

Ladies and Gentlemen:

On behalf of ACME AtronOmatic Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, January 27, 2025, or as soon thereafter as is practicable.

Sincerely,

ACME AtronOmatic Inc.

By:	/s/ Andy Green
Name:	Andy Green
Title:	Chief Executive Officer

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP